UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 14, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Gen-Probe Incorporated

File No. 000-49834 - CF# 25493

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Gen-Probe Incorporated submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit 10.1 to a Form 10-Q filed on August 4, 2010, as modified by the same contract refiled with fewer redactions as Exhibit 10.2 to a Form 10-Q filed November 3, 2010.

Based on representations Gen-Probe Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1 to Form 10-Q filed August 4, 2010   through December 15, 2012
Exhibit 10.2 to Form 10-Q filed November 3, 2010   through December 15, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel